SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 28, 2024

1.                         DATE, TIME AND PLACE: On November 28, 2024, at 11:00 a.m., in exclusively digital form, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of resolution 81 of March 29, 2022 of the Securities and Exchange Commission of Brazil (CVM) (“CVM Resolution 81”), this Extraordinary General Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was considered held at the head office of the Company located at Rua Eteno, No. 1.561, Polo Petroquímico de Camaçari, City of Camaçari, State of Bahia, CEP 42810-000.

2.                         CALL NOTICE: Call Notice published in accordance with article 124 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”), in the “O Correio da Bahia” newspaper on November 7, 8 and 9, 2024on pages 22, 22 and 7, respectively, and on the website of said newspaper (https://publicidadelegal.correio24horas.com.br/).

3.                         ATTENDANCE: Shareholders representing 98,1% (ninety-eight point one percent) of the voting capital of the Company and 47,7% (forty-seven point seven percent) of preferred shares of the Company Participated in the Meeting, as per the records of the electronic remote participation system provided by the Company in accordance with article 47, item III of CVM Resolution 81. Other participant was Mr. Pedro Freitas, representative of the Company’s management, who was available to make any clarifications on the items of the Meeting agenda.

4.                         PRESIDING BOARD: After the legal quorum was verified, the Meeting was convened, with Mr. Felipe Guimarães Rosa Bon presiding over the Meeting and Ms. Lilian Porto Bruno acting as secretary, who were chosen pursuant to article 16, paragraph 3 of the Bylaws of the Company.

5.                           AGENDA: Discussion about: (i) the replacement of one (1) effective member of the Company’s Board of Directors appointed by shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and of one (1) effective member of the Company’s Board of Directors appointed by shareholders Novonor S.A. – Em Recuperação Judicial (“Novonor”) and NSP Investimentos S.A. – Em Recuperação Judicial (“NSP”), both to conclude the remaining terms of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2025 as well as the ratification of the composition and of the independent member of the Board of Director; and (ii) the substitution of the Vice President of the Company’s Board of Directors.

6.                         PRELIMINARY PROCEDURES: Before starting the proceedings, the Secretary of the Meeting explained the functioning of the electronic remote participation system provided by the Company and the voting procedure for shareholders participating remotely in the Meeting and informed that: (i) the proceedings would be recorded, which will be archived at the head office of the Company, pursuant to article 30, paragraph 1 of CVM Resolution 81; and (ii) the electronic remote participation system in the Meeting enabled shareholders to listen to the comments of all other shareholders and communicate with the Presiding Board and other participants at the Meeting, thus enabling communication among shareholders.

7.                         RESOLUTIONS: As proposed by the Chairman of the Meeting, shareholders unanimously waived the reading of the documents related to the matters to be resolved at the Meeting as they were already provided to shareholders who are fully aware of them. Shareholders also unanimously authorized the publication of the minutes of this Meeting without the signatures of shareholders, pursuant to article 130, paragraph 2 of the Brazilian Corporations Law. The matters on the agenda were put up for discussion and vote, and the following resolutions were taken:

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 28, 2024

7.1.                     REPLACEMENT OF EFFECTIVE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS AND RATIFICATION OF THE COMPOSITION AND OF THE INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS: In view of (i) the resignation presented by Mr. André Amaro da Silveira on October 25, 2024, effective on November 1, 2024, whose replacement was appointed in correspondence sent by shareholders Novonor and NSP exercising the right provided for in Item 3.2.2 (a) of Braskem’s Shareholders’ Agreement; and (ii) of the correspondence sent by shareholder Petrobras exercising the right provided for in Item 3.2.2 (a) of Braskem’s Shareholders Agreement, was approved, in a majority election, by majority votes of the shareholders holding common shares of the Company, registered the abstentions and contrary votes, according to the voting map contained in Exhibit I of these minutes:

(i) the election of Mr. Mauricio Dantas Bezerra, brazilian, lawyer, married under the regime of partial community of property, holder of the professional identity card nº 17868 (OAB/SP), registered with the Individual Taxpayer Registry (Cadastro de Pessoas Físicas - CPF/MF) under No. 861.028.185-04, with business address at the city and state of São Paulo, with business address at the city and state of São Paulo, Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP: 05501-050, appointed by shareholders Novonor and NSP to hold the position of effective member of the Board of Directors, in replacement of Mr. André Amaro da Silveira, also appointed by shareholders Novonor and NSP; and

(ii) the election of Mr. Olavo Bentes David, brazilian, lawyer and geologist, married under the regime of partial community of property, holder of the identity card (Registro Geral / RG) nº 1.571.509 (SSP/RN), registered with the Individual Taxpayer Registry (Cadastro de Pessoas Físicas - CPF/MF) under No. 223.854.441-00, with business address at the city and state of São Paulo, with business address at the city and state of São Paulo, Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP: 05501-050, appointed by shareholder Petrobras, to hold the position of effective member of the Board of Directors, in replacement of Mr. José Henrique Reis de Azeredo, also appointed by the shareholder Petrobras.

7.1.1.       Both Board of Director’s Members was elected to conclude the remaining terms of office, until the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year to end on December 31, 2025.

7.1.2.       The members of the Board of Directors hereby elected take office on the present date, by signing the respective terms of investiture drawn up in the proper book. The members of the Board of Directors now elected were previously consulted, having submitted written statements, for all due legal purposes, under the penalties of the law, for the effect of the provisions in article 37, item II, of Law No. 8,934 of November 18, 1994 (“Law No. 8,934/94”), with wording given by article 4 of Law No. 10,194 of February 14, 2001 (“Law No. 10.194/01”), that they are not prevented from exercising commercial or management in a mercantile company by virtue of a criminal sentence, having also submitted, to comply with the provisions in CVM Ruling No. 44, of August 23, 2021 (“CVM Resolution 44”), and in CVM Resolution 80, of March 29, 2022, written statements, pursuant to said rulings, which were filed at the Company’s headquarters. The new members also presented the Administrators Consent Form to the rules contained in the Level 1 Listing Regulations of Corporative Governance of B3 S.A. - Brasil, Bolsa e Balcão, also filed at the Company’s head office.

7.1.3.       Hereby, as informed to the Company by Novonor and NSP, the Board Member Roberto Faldini, elected at the Company's Annual General Meeting held on April 29, 2024 (“AGM 2024”) no longer has, under the terms of the Shareholders' Agreement, his binding vote in Board of Director’s resolutions. After analyzing the compliance of the Board member with the independence criteria established in CVM Ruling 80 and in the Company's Global Compliance System Policy, the Board of Directors certified that Mr. Roberto Faldini now meets the aforementioned criteria, based on the new self-declaration of independence presented and the opinion of the Company's Statutory Compliance and Audit Committee, which also evaluated the matter. Therefore, the shareholders holding common shares of the Company ratified the composition and classification of the member of the Board of Directors, Mr. Roberto Faldini, as an independent member.

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 28, 2024

Due to the considerations resolved in the items above, the Company’s Board of Directors is hereby approved as follows:

EFFECTIVE MEMBERS	ALTERNATE MEMBERS
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	-
OLAVO BENTES DAVID	MARCOS ANTONIO ZACARIAS
PAULO ROBERTO BRITTO GUIMARÃES	RODRIGO TIRADENTES MONTECHIARI
GESNER JOSÉ DE OLIVEIRA FILHO (Membro Independente)	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
MAURICIO DANTAS BEZERRA	-
JULIANA SÁ VIEIRA BAIARDI	-
HECTOR NUÑEZ	GUILHERME SIMÕES DE ABREU
ROBERTO FALDINI (Membro Independente)	-
CARLOS PLACHTA (Membro Independente)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
DANILO FERREIRA DA SILVA	LINEU FACHIN LEONARDO

7.2.       REPLACEMENT OF THE VICE-CHAIRMAN OF THE BOARD OF DIRECTORS: Considering that Mr. José Henrique Reis De Azeredo, now being replaced, held the position of Vice-Chairman of the Company's Board of Directors as elected at the Annual General Meeting 2024, was submitted, in accordance with article 19 of its Bylaws, and approved, in a majority election, by majority votes of the shareholders holding common shares of the Company, registered the abstentions and contrary votes, according to the voting map contained in Exhibit I of these minutes, the election of Mr. Olavo Bentes David, appointed by shareholder Petrobras, to hold the position of Vice-Chairman of the Company's Board of Directors, in compliance with the provisions of the Shareholders' Agreement filed at the Company's headquarters.

8.       CLOSURE: In compliance with article 33, paragraph 4 of CVM Resolution 80, all the approvals, rejections and abstentions during the vote on each item on the agenda are included in Exhibit I, which, for all effects, should be considered as an integral part of these minutes. There being no further business to discuss, the Meeting was adjourned and these minutes were drawn up, as a summary of the events, and signed by the Presiding Board. Shareholders who participated in the Meeting through the electronic system provided by the Company had their attendance registered by the Presiding Board and will be considered signatories to these minutes, pursuant to article 47, paragraphs 1 and 2 of CVM Resolution 81, and the Company’s Shareholders Attendance Book. At last, the publication of these minutes with the omission of the shareholders’ signatures, pursuant to article 130, paragraph 2, of Brazilian Corporation Law, was unanimously authorized by the shareholders.

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 28, 2024

Camaçari/BA, November 28, 2024.

SHAREHOLDERS PRESENT:

NSP INVESTIMENTOS S.A. – Em Recuperação Judicial

NOVONOR S.A. – Em Recuperação Judicial

(p.p. Ms. Simone Torres)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(p.p. Sr. Felipe Câmara Moreira)

GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES

(p.p. João Vicente Silva Machado)

PRESIDING BOARD:

_______________________________ Felipe Guimarães Rosa Bon Chairman	_______________________________ Lilian Porto Bruno Secretary

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 28, 2024

EXHIBIT I

VOTING MAP

Agenda of the Extraordinary General Meeting held on November 28,2024

Description of the Resolution	Vote	Quantity of common shares	(%) of common shares
Discussion about the replacement of one (1) effective member of the Company’s Board of Directors appointed by shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and of one (1) effective member of the Company’s Board of Directors appointed by shareholders Novonor S.A. – Em Recuperação Judicial (“Novonor”) and NSP Investimentos S.A. – Em Recuperação Judicial (“NSP”), both to conclude the remaining terms of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2025 as well as the ratification of the composition and of the independent member of the Board of Director	Approvals	438.761.575	99,0%
	Contraries	4.342.300	1,0%
	Abstentions	-	-

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 28, 2024

Description of the Resolution	Vote	Quantity of common shares	(%) of common shares
Discussion about the substitution of the Vice President of the Company’s Board of Directors	Approvals	438.761.575	99,0%
	Contraries	4.342.300	1,0%
	Abstentions	-	-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.